UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission file number 0-27414

REMEC, Inc. Profit Sharing 401(k) Plan

3790 Via de la Valle

Del Mar, CA 92014

(Full title of the plan and the address of the plan)

REMEC, Inc.

3790 Via de la Valle

Del Mar, CA 92014

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

REMEC, Inc. Profit Sharing 401(k) Plan

Year ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

REMEC, Inc.

Profit Sharing 401(k) Plan

Audited Financial Statements and

Supplemental Schedule

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

REMEC, Inc. as Plan Administrator of

REMEC, Inc. Profit Sharing 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of REMEC, Inc. Profit Sharing 401(k) Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and nonexempt transactions as of December 31, 2004 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ SQUAR, MILNER, REEHL & WILLIAMSON, LLP

Newport Beach, California

June 22, 2005

Report of Independent Registered Public Accounting Firm

REMEC, Inc. as Plan Administrator of

REMEC, Inc. Profit Sharing 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of REMEC, Inc. Profit Sharing 401(k) Plan as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

San Diego, California

June 14, 2004

REMEC, Inc.

Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Investments, at fair value	$41,480,151	$37,054,432
Employer contributions receivable	—	168,440
Employee contributions receivable	77,900	—
Other receivable	98,375	—

Net assets available for benefits	$41,656,426	$37,222,872

See accompanying notes.

REMEC, Inc.

Profit Sharing 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Employee contributions	$4,188,555
Rollover contributions	152,569
Employer contributions, net of forfeitures	743,010
Net realized and unrealized appreciation in fair value of investments	1,371,331
Interest and dividends	593,157

Total additions	7,048,622

Deductions:
Distributions to participants	3,504,485
Administrative expenses	23,144

Total deductions	3,527,629

Net increase	3,520,993
Transfer of assets into the Plan	912,561
Net assets available for benefits at:
Beginning of year	37,222,872

End of year	$41,656,426

See accompanying notes.

REMEC, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Significant Accounting Policies

General

The financial statements of REMEC, Inc. Profit Sharing 401(k) Plan (the “Plan”) are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The shares of REMEC, Inc. common stock are valued at quoted market prices at year end. The participant loans are valued at their outstanding balance, which approximates fair value.

The REMEC, Inc. Common Stock Fund consists of the underlying company stock and a short-term cash component, Fidelity Institutional Money Market Fund, to provide liquidity for daily trading.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized gain or loss on investments is included with unrealized appreciation or depreciation in the current value of investments.

REMEC, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision.

General

The Plan is a defined contribution profit sharing and retirement plan covering all eligible employees of REMEC, Inc. (the “Company” or the “Plan Sponsor”). The effective date of the Plan is January 1, 1990. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company pays most administrative expenses of the Plan. Certain investment management fees and other charges paid to Fidelity Management Trust Company (the “Trustee”) are offset against fund performance in the net appreciation in future value of investments section of the statement of changes in net assets available for benefits and are not, therefore, separately reflected as administrative expenses.

The Plan is exposed to credit risk in the event of default by the issuers of the investments to the extent of amounts recorded on the statement of net assets available for benefits.

Eligibility

The Plan covers all employees of the Company over the age of 18. There is no service requirement. Employees may elect to join the Plan immediately upon meeting eligibility requirements of the Plan.

Contributions

Each year, participants may contribute from 1% to 15% of pretax compensation, as defined in the Plan and subject to the annual limits of the Internal Revenue Code.

The Company may make a discretionary profit-sharing contribution in an amount to be determined annually by the Plan Sponsor. A participant must be employed on the last day of the plan year and have earned at least 501 hours of service to be eligible for any profit-sharing contributions. The profit-sharing contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants. There were no discretionary profit-sharing contributions during 2004.

The Company also makes a matching contribution. The matching contribution is an amount equal to the percentage determined by the Plan Sponsor of all of the tax-deferred contributions of eligible participants for the contribution period up to a maximum match of $720 annually.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s share of the employer’s contributions, if any, and the Plan’s earnings or losses. The benefit to which a participant is allowed is limited to the vested balance in his account.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are retained in the Plan and will first be applied against the Plan’s expenses for the plan year, and will then be used to reduce future employer contributions. The balance of forfeited non-vested accounts was not material as of December 31, 2004 or 2003. Forfeitures of $14,968 and $29,110 were used during 2004 and 2003 to pay the Plan’s expenses and reduce employer contributions, respectively.

Vesting

Participants are immediately vested in their elective contributions, plus actual earnings thereon, and such amounts are non-forfeitable. With regard to employer matching and discretionary contributions, participants are 50% vested after one year and 100% vested after two years of service.

Participants Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Interest rates range from 1.75% to 11.5%. Principal and interest is paid through bi-weekly payroll deductions.

REMEC, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Payment of Benefits

Upon termination of service for any reason, a participant’s account is generally distributed in a single lump-sum payment upon request. At the Plan sponsor’s option, if the account balance is $5,000 or less, the entire balance may be distributed.

Administrative Expenses

Administrative expenses are borne by the Company, except for fees related to the administration of participant loans (and brokerage) which are deducted from the participants’ applicable account.

Plan Amendments

The Plan was amended and restated effective August 29, 2003 to comply with a series of federal laws affecting tax-qualified retirement plans, known as the “GUST” amendments. These amendments did not affect the net assets of the Plan. The Plan was again amended on August 1, 2004 to provide for the merger of the Paradigm Wireless Communications 401(K) Profit Sharing Plan into the Plan (Note 5).

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

3. Investments

Fidelity Management Trust Company, the Trustee of the Plan, holds the Plan’s investments and executes all investment transactions. During 2004, the total Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net realized and unrealized appreciation (depreciation) in fair value of investments
Common stock	$(832,788)
Mutual funds	2,204,119

Total	$1,371,331

REMEC, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2004	2003
Fidelity Magellan Fund	$5,833,029	$5,117,825
REMEC, Inc. Common Stock	5,503,862	7,359,225
Fidelity Retirement Money Market Portfolio	5,414,844	5,062,204
Fidelity Growth Company Fund	5,119,981	4,415,981
Fidelity Growth and Income Portfolio	4,747,004	3,948,826
Fidelity Contrafund	4,105,588	3,026,246
Fidelity Asset Manager	2,917,567	2,640,511

4. Income Tax Status

The plan obtained its latest determination letter on June 24, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5. Plan Merger, or Transfers In of Participant Balances from Manulife Upon Acquisition of Paradigm Inc.

During 2004, the Paradigm Wireless Communications 401(k) Profit Sharing Plan merged into the Plan, pursuant to a business acquisition in 2003. As a result of the merger, former employees of the acquired company were allowed to transfer their account balances, previously held with Manulife, into the Plan. The net assets transferred into the Plan totaled $912,561.

6. Nonexempt Prohibited Transaction

Subsequent to year-end, the Plan Administrator found that during 2003 and 2004, salary deferrals elected by approximately 130 participants were not transmitted to the trust for the REMEC, Inc. Profit Sharing 401(k) Plan. In addition, during this period, the Profit Sharing/401(k) Plan accounts for approximately 90 participants were allocated with excess salary deferrals (based on the participant’s salary reduction agreement). The net effect, totaling $8,727, constitutes a nonexempt prohibited transaction under ERISA section 406. This amount is included as a receivable in the accompanying financial statements. Because the Plan is in the process of being audited by the Department of Labor (the “DOL”), it is anticipated that the DOL will be working with the Plan Sponsor on satisfying the requirements for the DOL Voluntary Fiduciary Correction Program (the “VFCP”).

7. Subsequent Events

On May 20, 2005, the Company announced that it had completed the sale of its Defense & Space group to Chelton Microwave. The former Defense and Space employees will not make any more contributions to REMEC’s Profit Sharing

Until the DOL approves the proposed resolution of the VFCP, the account balances for the former Defense and Space employees will be retained in the Plan. Upon receiving DOL approval and completion of the corrective measures, such account balances will be transferred in a plan-to-plan transfer to the new 401(k) Plan sponsored by Defense and Space.

Since the number of the former Defense & Space participants makes up more than 20 percent of the total Plan participants, the transfer of their account balances out of the Plan will constitute a partial plan termination. As such, the Plan is in the process of being amended to provide that all participants who are employed by the Company (and its controlled group members) on or after May 20, 2005 will become fully vested in accrued benefits at the partial termination date.

Supplemental Schedule

REMEC, Inc. Profit Sharing 401(k) Plan

SCHEDULE OF NONEXEMPT PROHIBITED TRANSACTIONS

December 31, 2004

Employer I.D.:     #95-3814301

Plan Number: 001

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-interest	Description of Transactions, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
REMEC, Inc.	Plan Sponsor/Employer	Late deposits of elective deferrals during 2003 and 2004	$32,853

REMEC, Inc.	Plan Sponsor/Employer Fidelity Mdcap Value	Allocation of excess salary deferrals to employees during 2003 and 2004	(24,126)

		Net amount of late deposits	$8,727

See report of independent

registered accounting firm

Supplemental Schedule

REMEC, Inc.

Profit Sharing 401(k) Plan

Employer ID #95-3814301, Plan 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of issue	(c) Description/ Number of Shares	(d) Current Value
*	Fidelity Management Trust Company
	Fidelity Aggressive International	1,378.958	$23,056
	Fidelity Asset Manager	179,985.613	2,917,567
	Fidelity Asset Manager Growth	22,754.499	337,222
	Fidelity Balanced	402.318	7,169
	Fidelity Blue Chip Growth	64.938	2,709
	Fidelity Blue Chip Value	24.454	307
	Fidelity Canada	233.876	7,919
	Fidelity Capital Appreciation	208.184	5,419
	Fidelity Cap & Income	16,058.636	136,017
	Fidelity Contrafund	72,357.907	4,105,588
	Fidelity Convertible Sec	729.043	15,747
	Fidelity Disciplined Equity	91.213	2,307
	Fidelity Diversified Intl	44,132.747	1,263,962
	Fidelity Equity Income	2,427.577	128,128
	Fidelity Europe	187.973	6,419
	Fidelity Exp & Multinatl	10.401	204
	Fidelity Fidelity	578.316	17,280
	Fidelity Fifty	9.933	205
	Fidelity Freedom 2000	3,287.706	39,715
	Fidelity Freedom 2010	12,231.520	166,593
	Fidelity Freedom 2020	3,896.017	54,388
	Fidelity Freedom 2025	707.221	7,977
	Fidelity Freedom 2030	6,748.202	95,015
	Fidelity Freedom 2035	183.640	2,101
	Fidelity Freedom 2040	8,899.667	73,600
	Fidelity Freedom Income	5,895.430	66,442
	Fidelity Ginnie Mae	479.610	5,314
	Fidelity Inflat Prot Bond	256.627	2,928
	Fidelity Intermed Bond	4,775.687	50,030
	Fidelity International Discovery	7.454	210
	Fidelity International Small Cap	1,298.395	30,227
	Fidelity Japan	8.948	115
	Fidelity Large Cap Stock	165.799	2,424
	Fidelity Leveraged Company Stock	57.429	1,302
	Fidelity Managed Inc Port	20,452.850	20,453
	Fidelity Mid Cap Stock	1,032,930	24,222
	Fidelity NASDAQ Comp Index	2.874	85
	Fidelity New Markets Inc.	2,772.195	39,726
	Fidelity Overseas	235.669	8,338
	Fidelity Puritan	28.601	542
	Fidelity Real Estate Inc.	37.374	441
	Fidelity Real Estate Invs	18,191.092	537,365
	Fidelity Small Cap Independ	10,082.372	198,824
	Fidelity Small Cap Stock	851.823	15,469

(a)	(b) Identity of issue	(c) Description/ Number of Shares	(d) Current Value
	Fidelity Southeast Asia	318.185	5,225
	Fidelity STR Lgcap Value	594.215	7,261
	Fidelity STR Mdcap Growth	922.558	10,905
	Fidelity Mdcap Value	261.369	3,751
	Fidelity Utilities	2,368.646	32,190
	Fidelity Value	1,131.705	80,679
	Fidelity Aggressive Growth	5.106	85
	Fidelity Emerging Markets	317.785	4,109
	Fidelity Growth & Inc	124,234.600	4,747,004
	Fidelity Growth Co	91,314.098	5,119,981
	Fidelity Invest Gr Bd	224,195.377	1,688,191
	Fidelity Low Pr Stk	11,947.995	480,907
	Fidelity Magellan	56,200.302	5,833,029
	Fidelity Retire Mmkt	5,414,843.830	5,414,844
	AIM Dynamics Inv	60.425	997
	AIM Midcap Core Eq A	4.656	133
	Allnz CCM Mid Cp Adm	231.374	5,509
	Ariel Appreciation	64.061	3,054
	Ariel Fund	121.787	6,475
	Artisan Mid Cap Inv	37.693	1,114
	Baron Asset Fund	414.491	21,767
	Baron Growth	1,059.373	47,534
	FMA Small Company Is	41.027	900
	Managers Bond Fund	83.573	2,055
	NB Focus Trust	216.150	5,987
	Oakmark Eq & Inc 1	797.588	18,743
	Oakmark Fund I	31.427	1,313
	Pimco High Yield Adm	1,877.716	18,721
	Royce Low Priced Stk	68.405	1,049
	Scudder Intl Fund S	26.809	1,186
	Spartan US Eq Index	22,020.298	943,790
	TCW Gal Sm Cap Gr N	190.002	3,029
	TCW Galileo Sel Eq N	188.878	3,628
	Templeton Dev Mkts A	204.014	3,778
	Templeton Foreign A	1.644	20
	Templeton Growth A	453.093	10,371
	Templeton World A	346.694	6,154
	Templeton Global Bond A	1,151.614	12,819
*	REMEC, Inc. Common Stock	94,597.870	5,405,487
*	Participant loans	1.75% to 11.5% interest, various maturities	1,105,306

			$41,480,151

*	Indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, REMEC, Inc., as the administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005

REMEC, Inc. PROFIT SHARING 401(k) PLAN

By: REMEC, Inc.
By:	/s/ WINSTON E. HICKMAN
Winston E. Hickman
Executive Vice President and Chief Financial Officer

EXHIBITS

23.1.	Consent of Squar, Milner, Reehl & Williamson, LLP, Independent Registered Public Accounting Firm

23.2.	Consent of Ernst & Young LLP Independent Registered Public Accounting Firm